NO ACT

PE
12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005687



Received SEC
JAN 28 2011
Washington, DC 20549

January 28, 2011

Frank D. Burt
Senior Vice President, General Counsel
Boston Properties, Inc.
Prudential Center
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-11

Re: Boston Properties, Inc.
Incoming letter dated December 16, 2010

Dear Mr. Burt:

This is in response to your letters dated December 16, 2010, December 20, 2010, and January 24, 2011 concerning the shareholder proposal submitted to Boston Properties by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We have also received a letter from the proponents dated January 14, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Thomas Huang
Assistant Counsel
NYC Office of the Comptroller
1 Centre Street, Room 609
New York, NY 10007

January 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Boston Properties, Inc.
Incoming letter dated December 16, 2010

The proposal requests that the board issue a report to shareholders on the company's sustainability policies and performance, including multiple, objective statistical indicators. It further specifies that the report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We are unable to concur in your view that Boston Properties may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boston Properties's practices and policies do not compare favorably with the guidelines of the proposal and that Boston Properties has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Boston Properties may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



FRANK D. BURT
Senior Vice President, General Counsel

January 24, 2011

VIA FEDERAL EXPRESS (*796685015872*)

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Boston Properties, Inc. – Omission of Stockholder Proposal of the Comptroller of the City of New York Pursuant to Rule 14a-8**

Ladies and Gentlemen:

Boston Properties, Inc., a Delaware corporation (the "Company"), is filing this letter in response to the letter, dated January 14, 2011 (the "Response Letter"), to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") from The City of New York, Office of the Comptroller. The Response Letter was sent in response to the Company's letter to the Staff dated December 16, 2010 (the "Request Letter") by which the Company notified the Staff of its intention to exclude a stockholder proposal (the "Proposal") from the Comptroller of the City of New York, the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, and the custodian of the New York City Board of Education Retirement System (the "Proponent") from the Company's definitive proxy materials (the "Proxy Materials") for the 2011 Annual Meeting of Stockholders. The Request Letter also requested that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from such Proxy Materials for the reasons set forth in the Request Letter. The Company has enclosed six copies of this letter.

Background

The Proposal states: "RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performances, including multiple, objective statistical indicators." In the Request

Letter, the Company indicated that it had concluded that it has substantially implemented the Proposal, and therefore may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proponent argues in the Response Letter that the Company may not exclude the Proposal on these grounds.

Response to the Response Letter's Arguments

The Proponent's sole argument in the Response Letter is that the Company has not substantially implemented the Proposal because the Company's sustainability report does not address social sustainability. In the Response Letter, the Proponent states that "[t]he Proposal asks the Company to issue a report that includes its definition of 'sustainability' and that provides a 'company-wide review of company policies, practices, and indicators related to measuring long-term **social** and environmental sustainability' (Emphasis added)," and that "[t]he Proposal requested a sustainability report addressing both social and environmental sustainability." However, these statements are inaccurate, as the Proposal itself, which is what the Company's stockholders would be voting on, does not specifically address social sustainability.

The Proposal, which is reproduced in full above, requests a report on "the Company's sustainability policies and performances, including multiple, objective statistical indicators." The Proponent's only specific request that the Company's report include a review of social sustainability is contained in the Proponent's supporting statement, not in the Proposal. This is a very important distinction and one that should not be lost on the Proponent, as an experienced and sophisticated proponent of shareholder proposals. The Proposal is what the Company's stockholders will be voting on, whereas the Proponent's supporting statement is intended to represent the reasons why the Proponent supports and/or believes other stockholders should support the Proposal. For any given proposal, different stockholders may have different reasons for supporting or opposing the proposal. In fact, many stockholders may approve of the request made in the Proposal, which is phrased in very general terms, but would oppose a proposal requesting the Company to comply with the more burdensome requirements or recommendations contained in the supporting statement. As a result, if the Proposal was approved, the Company would be looking to the specific wording of the Proposal, not the supporting statement, in order to evaluate what had been requested by stockholders. Accordingly, for purposes of determining whether a company has substantially implemented a shareholder proposal under Rule 14a-8(i)(10), the Company does not believe that it is appropriate to take into account additional or more specific requests contained in a proponent's supporting statement. Viewing the Proposal in this manner, the Company believes that it has substantially implemented the Proposal for the reasons set forth in the Request Letter and, therefore, may properly exclude the Proposal pursuant to Rule 14a-8(i)(10).

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3313.

Respectfully submitted,



Frank D. Burt, Esq.
Senior Vice President, General Counsel

cc: *(via certified mail: 7010 1870 0000 4790 5041)*
Kenneth B. Sylvester
The City of New York
Office of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

Eric G. Kevorkian, Esq.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 14, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Boston Properties, Inc. – Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds*

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "NYC Funds") in response to the December 16, 2010 letter submitted to the Securities and Exchange Commission (the "Commission") by Frank D. Burt, Senior Vice President and General Counsel at Boston Properties, Inc. (the "Company"), seeking assurance that the Staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend any enforcement action if the Company omits from its 2011 proxy statement the NYC Funds' shareholder proposal (the "Proposal,"). In its letter, the Company argues that the Proposal may properly be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(10). We disagree with the Company's arguments, and respectfully request that the Commission deny the relief that the Company seeks.

I. THE PROPOSAL

The Proposal's "Resolved" clause states:

> Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2010, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

The Proposal continues:

> Supporting Statement
> The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring

long-term <u>**social**</u> and environmental sustainability. (Emphasis added.)

II. DISCUSSION: THE PROPOSAL HAS NOT BEEN SUBSTANTIALLY IMPLEMENTED

The Company seeks to omit the Proposal under Rule 14a-8(i)(10) (proposal substantially implemented). For the reasons set forth below, the NYC Funds submit that the Company has failed to meet its burden of demonstrating that the Proposal can be omitted under Rule 14a-8(i)(10).

A. THE COMPANY'S SUSTAINABILITY REPORT PROVIDES NO INFORMATION ON LONG-TERM SOCIAL SUSTAINABILITY

The Proposal asks the Company to issue a report that includes its definition of "sustainability" and that provides a "company-wide review of company policies, practices, and indicators related to measuring long-term <u>**social**</u> and environmental sustainability." (Emphasis added).

The Company argues that it has "substantially implemented" the Proposal because it has posted on its website, under the heading "Sustainability", what it erroneously claims to be a sustainability report that is responsive to the Proposal's focus on both social and environmental sustainability issues. On the opening page of the Company's "Sustainability" webpage, the Company states that its sustainability initiatives include "making a positive impact on the communities in which we conduct business." The remainder of the Company's report, however, contains no mention whatsoever of any Company policies or practices on such social sustainability initiatives. Not surprisingly, given that the Company has failed to identify social sustainability initiatives, it has also failed to indentify indicators by which to measure the success of such initiatives. The Company's omission from their report of social sustainability policies and practices on key social issues such as labor practices and health and safety is alarming considering the Company is one of the largest developers and operators of office properties in the United States and the Company's focus (or failure to focus) on such issues could easily have a large impact on shareholder value. Although the Proposal does give the Company certain flexibility in defining sustainability and in preparing a sustainability report, the Company's total failure to address social sustainability omits an essential objective of the Proposal and accordingly undermines completely the merits of the Company's request for no-action relief.

In *Wendy's International, Inc.* (avail. Feb. 21 2006) ("Wendy's"), the Staff denied no action relief under Rule 14a-8(i)(10) on a similar proposal requesting a sustainability report. The Wendy's proposal requested a "company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." According to the proponent in Wendy's, the sustainability report was "extremely thin," "not 'company-wide', provide[d] little information on 'practices' and no 'indicators' that would allow shareholders to assess how the [c]ompany is measuring its progress toward long-term sustainability." The Company's report is very much like – and arguably even more deficient than – the inadequate Wendy's report. The Proposal requested a sustainability report addressing <u>both</u> social and environmental sustainability. The Company's report provides no information whatsoever regarding long-term social sustainability, which would reasonably lead one to the conclusion that polices in this area and related statistical indicators are non-existent; it is that precise deficiency, in addition to the desire for robust environmental sustainability policies and reporting, that the Proposal is intended to address. As the Company's report failed to address at least half of the Proposals' underlying concern and core objective, it is clear that the Company has not substantially implemented the Proposal.

B. THE NO-ACTION LETTERS CITED BY BOSTON PROPERTIES ARE INAPPOSITE: ALL OF THE COMPANIES ADDRESSED SOCIAL SUSTAINABILITY ISSUES

The Company relies upon the Staff's granting of no-action relief in *Honeywell International Inc.* (avail. Feb. 21, 2007) ("Honeywell") as a primary basis for the arguments set forth in its December 16 letter. In Honeywell, the shareholder proposal similarly requested a sustainability report on long-term social and environmental sustainability. Although the New York City Comptroller's Office disagreed that Honeywell's sustainability report provided sufficient statistical information and indicators on the company's activities relating to long-term social sustainability, Honeywell's report at least touched upon such areas as "education, providing community assistance, including through participation in housing and child-safety initiatives and various relief efforts, charitable giving, and encouraging volunteerism." Honeywell's sustainability report also provided some minimal discussion of the company's commitment to providing their "employees with safe, positive, ethical work environments, with an all-inclusive workplace culture." The Company's report does not meet even these minimal standards as it completely ignores long-term social sustainability. The other cases cited by the Company in support of its request for no-action relief under Rule 14a-8(i)(10), *ConAgra Foods, Inc.* (avail. Jul. 3 2006), *ConAgra Foods, Inc.* (avail. June 20, 2005), *Albertson's Inc.* (avail. Mar. 23, 2005); *Lowe's Companies, Inc.* (avail. Mar. 21, 2005), are similarly irrelevant as all the companies in those cases addressed long-term social sustainability in their respective sustainability reports. As the Company's report contains no information on long-term social sustainability, these cases have no bearing on the matter at hand.

As the Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. CONCLUSION

For the reasons set forth above, the NYC Funds respectfully request that the Company's request for no-action relief be denied.

Thank you for your consideration.

Sincerely,

Thomas Huang

Assistant Counsel
NYC Office of the Comptroller
1 Centre Street, Room 609
New York, NY 10007
(212) 669-4952
(212) 815-8613 (fax)
thuang@comptroller.nyc.gov

cc: (via electronic mail and overnight delivery)
Frank D. Burt, Esq.
Senior Vice President, General Counsel
Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

From: Eric Kevorkian [ekevorkian@bostonproperties.com]
Sent: Monday, December 20, 2010 1:59 PM
To: shareholderproposals
Cc: Frank Burt
Subject: Request for No-Action Relief - Boston Properties
Attachments: BXP Proposal Response.pdf

Attention Mr. Charles Kwon:

Dear Mr. Kwon,

Thank you for your phone call regarding the letter from Boston Properties, Inc. to your office, dated December 16, 2010, in which Boston Properties requested "no-action relief" under Rule 14a-8 of the Exchange Act with respect to a stockholder proposal. We understand that we inadvertently omitted Exhibit A to the letter, and that exhibit included a copy of the applicable stockholder proposal. As we discussed, attached to this e-mail message is a copy of the entire letter, including Exhibit A. Please note that we are also once again sending a copy of the entire submission to the proponent via certified mail, together with a copy of this e-mail message.

We apologize for any inconvenience this may have caused and ask that you please contact me if you have any further questions. Thank you for your consideration of our letter.

Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Prudential Center, 800 Boylston Street, Suite 1900
Boston, MA, 02199-8103
T: (617) 236-3354 | F: (617) 421-1556
ekevorkian@bostonproperties.com


Boston Properties



FRANK D. BURT
Senior Vice President, General Counsel

December 20, 2010

VIA E-MAIL

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Boston Properties, Inc. – Omission of Stockholder Proposal of the Comptroller of the City of New York Pursuant to Rule 14a-8**

Ladies and Gentlemen:

Boston Properties, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from the Comptroller of the City of New York, the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, and the custodian of the New York City Board of Education Retirement System (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A. I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2011 Annual Meeting of Stockholders. The Company respectfully requests confirmation from the Staff that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from such Proxy Materials for the reasons set forth in this letter.

The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by copy of this letter, the Company has notified the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

PRUDENTIAL CENTER • 800 BOYLSTON STREET, SUITE 1900 • BOSTON, MASSACHUSETTS 02199-8103 • TEL 617.236.3300
WWW.BOSTONPROPERTIES.COM • BOSTON PROPERTIES, INC. (NYSE: BXP)

The Proposal

The Proposal states: "RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performances, including multiple, objective statistical indicators."

Basis for Excluding the Proposal

The Company believes the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because the Company has substantially implemented the Proposal.

Analysis

A. Background

In 1976, the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management…." Exchange Act Release No. 12598 (July 7, 1976). Prior to 1983, the Commission granted no action relief under the predecessor to Rule 14a-8(i)(10) only in those cases where the proposals were "fully effected." See Exchange Act Release No. 20091 at §II.E.6 (Aug. 16, 1983). In 1983, the Commission adopted an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." *Id.* In adopting the interpretative change, the Commission noted that "[w]hile the new interpretative position will add more subjectivity to the application of this provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.*

The 1998 amendments to the proxy rules, which, among other things, implemented the current Rule 14a-8(i)(10), reaffirmed the position that a proposal may be excluded if it has been "substantially implemented." Exchange Act Release No. 40018 at n.30 (May 21, 1998). In applying the "substantially implemented" standard, the Staff noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See e.g. Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. Analysis

The Company has substantially implemented the Proposal, which calls for the Company to issue a report on the Company's sustainability policies and performance, including multiple, objective statistical indicators, by June 30, 2012, because the Company maintains a sustainability report on its website.

The statement submitted by the Proponent in support of the Proposal states that "[s]ustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs" and offers a definition from the Dow Jones Sustainability Group of corporate sustainability "as a business approach that creates long-term shareholder value by embracing opportunities and managing risks from economic, environmental and social developments."

The Company's sustainability report is accessible by clicking on the link "Sustainability" that is prominently displayed on the Company's website homepage. The Company's concept and definition of sustainability are stated as follows in the opening page of its sustainability report and is consistent with the approach of creating value for the Company's investors by managing the costs and impacts of the Company's operations into the future:

> "Boston Properties has always developed and operated its buildings from the perspective of being a long-term owner. The efficient operation of our buildings is an important cornerstone of our overall strategy and supports our efforts to attract and retain tenants by making our properties more attractive both in terms of operating cost and their impact on the environment. This long held strategy, which dates back to our founding, runs from investing in the energy systems which reduce the long term costs of operations for ourselves and our tenants, to using the highest quality building materials and design to reduce replacement costs and repairs and ensure that our buildings remain competitive for the long term. This also includes a commitment to the U.S. Green Building Council's LEED® (Leadership in Energy and Environmental Design) certification program as a core part of our development strategy."

The Company's initiatives to promote sustainability are described in the opening paragraph of its sustainability report and are centered on energy efficiency, waste reduction, and water preservation, as well as making a positive impact on the communities in which we conduct business. Importantly, the Company's sustainability report provides detailed information, including multiple, objective statistical indicators, on these initiatives. This information is accessible through links to pages on its sustainability webpage focused on Energy Usage, LEED® (Leadership in Energy and Environmental Design), Recycling and Solid Waste Management, Water Conservation, Green Cleaning and Case Studies, which describe the Company's policies, practices and performance relating to these initiatives. The following is a summary of the information contained in certain of the pages included the sustainability report:

Energy Usage: The Company's policy with respect to its energy usage initiative is to utilize energy conservation measures in conjunction with consistent energy measurement to enable it to focus on the measures that provide the greatest benefit to its tenants and investors. To that end, the Company continually monitors and benchmarks the usage of electricity, water, gas, fuel oil and steam using the U.S. Environmental Protection Agency's ENERGY STAR® Portfolio Manager. This website report provides data on the Company's monitoring of energy usage and energy efficiency projects, as well as the Company's performance with respect to this initiative in the form of a chart showing the number and aggregate square footage of its properties that achieved the ENERGY STAR label over the last three years. In addition, the website report provides the ENERGY STAR portfolio rating for 2008 and 2009. By including this chart and portfolio ratings in the Company's sustainability report, the Company discloses objective statistical indicators that demonstrate the performance of its energy conservation initiatives over time.

LEED®: The Company adopted the policy of committing itself to the U.S. Green Building Council Leadership in Energy and Environmental Design (LEED®) certification program as a core part of its development strategy. The U.S. Green Building Council's LEED® certification follows a rigorous registration process which awards Certified, Silver, Gold and Platinum ratings to green buildings. Barring unusual use, site or design constraints, the Company targets LEED Silver ratings or better on all of its developments. This website report provides information on the Company's existing LEED certified development projects and presents a list of the buildings that are LEED certified, as well as the location and square footage of such buildings and the level of LEED certification that such buildings achieved. This website report also describes the Company's programs to achieve LEED ratings on commercial interiors as tenants build out or renovate their space and explore the LEED for Existing Buildings certification across the Company's regions.

Recycling and Solid Waste Management: The Company adopted a policy to implement recycling programs for tenant solid waste in all of its regions. To that end, the Company is working to standardize recycling programs across all regions and identify an objective statistical indicator to measure the performance of the Company's recycling programs.

Water Conservation: It is a policy of the Company to focus on finding innovative ways to reduce water use in its buildings and operations. The Company uses the ENERGY STAR® Portfolio Manager to monitor and benchmark water usage in buildings where the Company has access to water meter data. This website report describes the Company's efforts regarding its water conservation initiative and provides data on the average water usage per square foot during 2009 and 2008. By providing average water usage per square foot, the Company's sustainability report includes an objective statistical indicator that measures the performance of its water conservation initiative over time.

Green Cleaning: The Company has a formal "green cleaning" policy that requires the Company's cleaning vendors to minimize the impact of cleaning products on the environment. The Company discloses the aggregate square footage serviced by vendors participating in the "green cleaning" initiative and the number of workers that have been trained in green practices.

As described above, the Company's sustainability report, which is easily accessible on the Company's website, provides quantitative and qualitative information about the Company's sustainability policies, practices and performance, including multiple objective statistical indicators. Therefore, the Company believes that it has substantially implemented the Proposal's request that the Company "issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performances, including multiple, objective statistical indicators."

In developing its sustainability report, the Company considered the Global Reporting Initiative's Sustainability Reporting Guidelines (the "Guidelines"), which were recommended by the Proponent in its supporting statement (although not included in the Proposal that would be submitted to stockholders), as well as other potential frameworks for reporting. Ultimately, the sustainability report created by the Company did not purport to follow any particular framework, but rather was customized to focus on the aspects of sustainability that the Company considered to be most relevant to its business as an owner and developer of commercial real estate. The Company, by tailoring its report to its business as opposed to following a one-size-fits-all framework, generated a sustainability report that it believes is more useful to potential users. For example, in measuring energy usage the Company provides ENERGY STAR ratings, which focus on the activities that the Company controls, as opposed to providing absolute metrics regarding usage, such as those that the Guidelines focus on, which may be substantially impacted by the Company's tenants' activities, weather conditions or other factors that the Company does not control. The approach taken by the Company and the sustainability report it generated are consistent with the Proposal, which refers to a report on the Company's sustainability policies and performances, including multiple, objective statistical indicators, but does not refer to (and would not require the Company to use) any specific framework.

The Company notes that the Staff has granted no-action relief under Rule 14a-8(i)(10) to companies that sought to exclude similar proposals requesting sustainability reports where the companies issued sustainability reports that substantially met the requirements of such proposals. *See e.g. Honeywell International Inc.* (avail. Feb. 21, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *ConAgra Foods, Inc.* (avail. June 20, 2005); *Albertson's Inc.* (avail. Mar. 23, 2005); *Lowe's Companies, Inc.* (avail. Mar. 21, 2005). Like these situations, the Company believes that its sustainability report meets the requirements specified in the Proposal and, therefore, the Proposal has been substantially implemented.

The Company is aware of *Wendy's International, Inc.* (avail. Feb. 21, 2006) ("Wendy's") and *Terex Corporation* (avail. Mar. 18, 2005) ("Terex") in which the Staff did not permit the exclusion under Rule 14a-8(i)(10) of similar proposals requesting sustainability reports. While the Staff did not provide its reasoning in Wendy's and Terex, the no-action letters indicate that the sustainability reports prepared by Wendy's and Terex did not provide the level of information requested in the proposals. The proponent in Wendy's noted that the sustainability report was "not "company-wide", contain[ed] little information on "practices" and no "indicators" that would allow shareholders to assess how the [c]ompany is measuring its progress towards long-term sustainability." Similarly, the proponent in Terex described the company's sustainability report as "listing goals and aspirations on a web page." The Company believes that these cases are distinguishable from the case at hand because, unlike Wendy's and Terex, the Company's sustainability report provides the information on the Company's sustainability policies and performance, including multiple, objective statistical indicators, as requested by the Proposal.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3313.

Respectfully submitted,



Frank D. Burt, Esq.
Senior Vice President, General Counsel

cc: **VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED**
(7010 1870 0000 4790 5485)
Kenneth B. Sylvester
The City of New York
Office of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

Eric G. Kevorkian, Esq.

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 16, 2010

Frank D. Burt, Esq.
Secretary
Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199

Dear Mr. Burt:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Boston Properties, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma

Enclosures

Boston Properties, Inc. – Sustainability Report 2011

Sustainability Report

WHEREAS:
Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, over 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

Supporting Statement

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 900 companies use or consult the Guidelines for sustainability reporting.



FRANK D. BURT
Senior Vice President, General Counsel

December 16, 2010

VIA FEDERAL EXPRESS (*796561190539*)

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Boston Properties, Inc. – Omission of Stockholder Proposal of the Comptroller of the City of New York Pursuant to Rule 14a-8

Ladies and Gentlemen:

Boston Properties, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from the Comptroller of the City of New York, the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, and the custodian of the New York City Board of Education Retirement System (the "Proponent"). The Proposal is attached hereto as Exhibit A. I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2011 Annual Meeting of Stockholders. The Company respectfully requests confirmation from the Staff that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from such Proxy Materials for the reasons set forth in this letter.

The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by copy of this letter, the Company has notified the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

The Proposal

The Proposal states: "RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performances, including multiple, objective statistical indicators."

Basis for Excluding the Proposal

The Company believes the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because the Company has substantially implemented the Proposal.

Analysis

A. Background

In 1976, the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...." Exchange Act Release No. 12598 (July 7, 1976). Prior to 1983, the Commission granted no action relief under the predecessor to Rule 14a-8(i)(10) only in those cases where the proposals were "fully effected." See Exchange Act Release No. 20091 at §II.E.6 (Aug. 16, 1983). In 1983, the Commission adopted an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." *Id.* In adopting the interpretative change, the Commission noted that "[w]hile the new interpretative position will add more subjectivity to the application of this provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.*

The 1998 amendments to the proxy rules, which, among other things, implemented the current Rule 14a-8(i)(10), reaffirmed the position that a proposal may be excluded if it has been "substantially implemented." Exchange Act Release No. 40018 at n.30 (May 21, 1998). In applying the "substantially implemented" standard, the Staff noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See e.g. Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. Analysis

The Company has substantially implemented the Proposal, which calls for the Company to issue a report on the Company's sustainability policies and performance, including multiple, objective statistical indicators, by June 30, 2012, because the Company maintains a sustainability report on its website.

The statement submitted by the Proponent in support of the Proposal states that "[s]ustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs" and offers a definition from the Dow Jones Sustainability Group of corporate sustainability "as a business approach that creates long-term shareholder value by embracing opportunities and managing risks from economic, environmental and social developments."

The Company's sustainability report is accessible by clicking on the link "Sustainability" that is prominently displayed on the Company's website homepage. The Company's concept and definition of sustainability are stated as follows in the opening page of its sustainability report and is consistent with the approach of creating value for the Company's investors by managing the costs and impacts of the Company's operations into the future:

> "Boston Properties has always developed and operated its buildings from the perspective of being a long-term owner. The efficient operation of our buildings is an important cornerstone of our overall strategy and supports our efforts to attract and retain tenants by making our properties more attractive both in terms of operating cost and their impact on the environment. This long held strategy, which dates back to our founding, runs from investing in the energy systems which reduce the long term costs of operations for ourselves and our tenants, to using the highest quality building materials and design to reduce replacement costs and repairs and ensure that our buildings remain competitive for the long term. This also includes a commitment to the U.S. Green Building Council's LEED® (Leadership in Energy and Environmental Design) certification program as a core part of our development strategy."

The Company's initiatives to promote sustainability are described in the opening paragraph of its sustainability report and are centered on energy efficiency, waste reduction, and water preservation, as well as making a positive impact on the communities in which we conduct business. Importantly, the Company's sustainability report provides detailed information, including multiple, objective statistical indicators, on these initiatives. This information is accessible through links to pages on its sustainability webpage focused on Energy Usage, LEED® (Leadership in Energy and Environmental Design), Recycling and Solid Waste Management, Water Conservation, Green Cleaning and Case Studies, which describe the Company's policies, practices and performance relating to these initiatives. The following is a summary of the information contained in certain of the pages included the sustainability report:

Energy Usage: The Company's policy with respect to its energy usage initiative is to utilize energy conservation measures in conjunction with consistent energy measurement to enable it to focus on the measures that provide the greatest benefit to its tenants and investors. To that end, the Company continually monitors and benchmarks the usage of electricity, water, gas, fuel oil and steam using the U.S. Environmental Protection Agency's ENERGY STAR® Portfolio Manager. This website report provides data on the Company's monitoring of energy usage and energy efficiency projects, as well as the Company's performance with respect to this initiative in the form of a chart showing the number and aggregate square footage of its properties that achieved the ENERGY STAR label over the last three years. In addition, the website report provides the ENERGY STAR portfolio rating for 2008 and 2009. By including this chart and portfolio ratings in the Company's sustainability report, the Company discloses objective statistical indicators that demonstrate the performance of its energy conservation initiatives over time.

LEED®: The Company adopted the policy of committing itself to the U.S. Green Building Council Leadership in Energy and Environmental Design (LEED®) certification program as a core part of its development strategy. The U.S. Green Building Council's LEED® certification follows a rigorous registration process which awards Certified, Silver, Gold and Platinum ratings to green buildings. Barring unusual use, site or design constraints, the Company targets LEED Silver ratings or better on all of its developments. This website report provides information on the Company's existing LEED certified development projects and presents a list of the buildings that are LEED certified, as well as the location and square footage of such buildings and the level of LEED certification that such buildings achieved. This website report also describes the Company's programs to achieve LEED ratings on commercial interiors as tenants build out or renovate their space and explore the LEED for Existing Buildings certification across the Company's regions.

Recycling and Solid Waste Management: The Company adopted a policy to implement recycling programs for tenant solid waste in all of its regions. To that end, the Company is working to standardize recycling programs across all regions and identify an objective statistical indicator to measure the performance of the Company's recycling programs.

Water Conservation: It is a policy of the Company to focus on finding innovative ways to reduce water use in its buildings and operations. The Company uses the ENERGY STAR® Portfolio Manager to monitor and benchmark water usage in buildings where the Company has access to water meter data. This website report describes the Company's efforts regarding its water conservation initiative and provides data on the average water usage per square foot during 2009 and 2008. By providing average water usage per square foot, the Company's sustainability report includes an objective statistical indicator that measures the performance of its water conservation initiative over time.

Green Cleaning: The Company has a formal "green cleaning" policy that requires the Company's cleaning vendors to minimize the impact of cleaning products on the environment. The Company discloses the aggregate square footage serviced by vendors participating in the "green cleaning" initiative and the number of workers that have been trained in green practices.

As described above, the Company's sustainability report, which is easily accessible on the Company's website, provides quantitative and qualitative information about the Company's sustainability policies, practices and performance, including multiple objective statistical indicators. Therefore, the Company believes that it has substantially implemented the Proposal's request that the Company "issue a report to shareholders, by June 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performances, including multiple, objective statistical indicators."

In developing its sustainability report, the Company considered the Global Reporting Initiative's Sustainability Reporting Guidelines (the "Guidelines"), which were recommended by the Proponent in its supporting statement (although not included in the Proposal that would be submitted to stockholders), as well as other potential frameworks for reporting. Ultimately, the sustainability report created by the Company did not purport to follow any particular framework, but rather was customized to focus on the aspects of sustainability that the Company considered to be most relevant to its business as an owner and developer of commercial real estate. The Company, by tailoring its report to its business as opposed to following a one-size-fits-all framework, generated a sustainability report that it believes is more useful to potential users. For example, in measuring energy usage the Company provides ENERGY STAR ratings, which focus on the activities that the Company controls, as opposed to providing absolute metrics regarding usage, such as those that the Guidelines focus on, which may be substantially impacted by the Company's tenants' activities, weather conditions or other factors that the Company does not control. The approach taken by the Company and the sustainability report it generated are consistent with the Proposal, which refers to a report on the Company's sustainability policies and performances, including multiple, objective statistical indicators, but does not refer to (and would not require the Company to use) any specific framework.

The Company notes that the Staff has granted no-action relief under Rule 14a-8(i)(10) to companies that sought to exclude similar proposals requesting sustainability reports where the companies issued sustainability reports that substantially met the requirements of such proposals. *See e.g. Honeywell International Inc.* (avail. Feb. 21, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *ConAgra Foods, Inc.* (avail. June 20, 2005); *Albertson's Inc.* (avail. Mar. 23, 2005); *Lowe's Companies, Inc.* (avail. Mar. 21, 2005). Like these situations, the Company believes that its sustainability report meets the requirements specified in the Proposal and, therefore, the Proposal has been substantially implemented.

The Company is aware of *Wendy's International, Inc.* (avail. Feb. 21, 2006) ("Wendy's") and *Terex Corporation* (avail. Mar. 18, 2005) ("Terex") in which the Staff did not permit the exclusion under Rule 14a-8(i)(10) of similar proposals requesting sustainability reports. While the Staff did not provide its reasoning in Wendy's and Terex, the no-action letters indicate that the sustainability reports prepared by Wendy's and Terex did not provide the level of information requested in the proposals. The proponent in Wendy's noted that the sustainability report was "not "company-wide", contain[ed] little information on "practices" and no "indicators" that would allow shareholders to assess how the [c]ompany is measuring its progress towards long-term sustainability." Similarly, the proponent in Terex described the company's sustainability report as "listing goals and aspirations on a web page." The Company believes that these cases are distinguishable from the case at hand because, unlike Wendy's and Terex, the Company's sustainability report provides the information on the Company's sustainability policies and performance, including multiple, objective statistical indicators, as requested by the Proposal.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3313.

Respectfully submitted,



Frank D. Burt, Esq.
Senior Vice President, General Counsel

cc: **VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED**
(7010 1870 0000 4790 5478)
Kenneth B. Sylvester
The City of New York
Office of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

Eric G. Kevorkian, Esq.